[GRAPHIC OMITTED]   Medical Nutrition USA, Inc.
                    10 West Forest Avenue, Englewood, NJ 07631


April 4, 2006

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Medical Nutrition USA, Inc. Request for Withdrawal of Form S-1/A


Ladies and Gentlemen:

         On behalf of Medical Nutrition USA, Inc. (the " Company ") and pursuant to Rule 477 under the Securities Act of 1933, as amended (the " Securities Act "), we hereby make application to the Securities and Exchange Commission (the " Commission ") to withdraw our Form S-1/A filed on March 31, 2006 due to the fact that it was inadvertently filed as a pre-effective amendment when it should have been filed as a post-effective amendment to the Company's registration statement which became effective on July 29, 2005.

         The Company's amendment to its registration statement on Form S-1/A was transmitted to and accepted by the Commission on March 31, 2006 using the wrong EDGAR form type, "S-1/A" rather than "S-1/A POSAM." The accession number for the filing is 0001019056-06-000355. No securities were sold in connection with this amendment to the registration statement.

         The Company intends to re-file its amendment to the registration statement on Form S-1/A POSAM with the Commission under the correct EDGAR form type later today.

         Please call Thomas Hartman of Foley & Lardner LLP at 313-234-7102 with any questions.


Respectfully,

Medical Nutrition USA, Inc.

/s/ MYRA D. GANS
----------------------------------
Executive Vice President/Secretary